SEC FILE NO. 70-7727

                                       and

                              SEC FILE NO. 70-8593



                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549





                             CERTIFICATE PURSUANT TO

                                     RULE 24

                            OF PARTIAL COMPLETION OF

                                  TRANSACTIONS





                                    GPU, Inc.

                                       and

                             GPU International, Inc.

-----------------------------------------
                                                :
     In the matter of                           :
     GPU, INC.                                  :    Certificate Pursuant
     GPU INTERNATIONAL, INC.                    :    to Rule 24 of Partial
                                                :    Completion of
                                                :    Transactions
     SEC File No. 70-7727                       :
     SEC File No. 70-8593                       :
     (Public Utility Holding Company Act        :
     of 1935)                                   :
-----------------------------------------


TO THE MEMBERS OF THE SECURITIES AND EXCHANGE COMMISSION:


      The undersigned, GPU, Inc. (GPU) and GPU International, Inc. (GPU International), hereby certify pursuant to Rule 24 of the Rules and Regulations under the Public Utility Holding Company Act of 1935 (the Act), that certain of the transactions proposed in the Applications, as amended, filed in SEC file No. 70-7727 and SEC File No. 70-8593, respectively, have been carried out in accordance with the Commission's Orders dated December 22, 1997, November 16, 1995, June 14, 1995, December 28, 1994, September 12, 1994, December 18, 1992,
and June 26, 1990 with respect to the transactions proposed in the Application, as amended, in SEC File No. 70-7727, and the Commission's Orders dated, December 22, 1997, November 5, 1997, March 6, 1996, January 19, 1996 and July 6, 1995
with respect to the transactions proposed in the Application, as amended, in SEC File No. 70-8593, as follows:

      The following is reported in accordance with Supplemental Order dated November 16, 1995 for SEC File No. 70-7727:

1.    Financial Statements
           A copy of GPU International's unaudited Consolidated Balance Sheet as of March 31, 1999 and unaudited Consolidated Statement of Operations for the three months ended March 31, 1999 will be filed separately under a request for confidential treatment pursuant to Rule 104(b).

2.    Business Activities
      Project Development
           GPU  International   continued  to  engage  in  project   development
activities both domestically and internationally.

Project Related Services
           GPU International continued to provide management, administrative and/or operating services as of March 31, 1999 to the following projects (either directly or through subsidiaries), in which GPU International has a direct or indirect ownership interest:

           Project        Project Owner                           Location
           -------        -------------                           --------
           Marcal         Prime Energy L.P.                          NJ
           Chino          OLS Acquisition Corp.                      CA
           Camarillo      OLS Acquisition Corp.                      CA
           Onondaga       Onondaga Cogeneration L.P.                 NY
           Lake           Lake Cogen L.P.                            FL
           Pasco          Pasco Cogen L.P.                           FL
           Syracuse       Project Orange Associates L.P.             NY
           Mid-Georgia    Mid-Georgia Cogen, L.P.                    GA

3. Guarantees which GPU has Agreed to Grant No matters to be reported.

4.    Guarantees Issued
           GPU International or GPU, for the benefit of GPU International, has obtained the following standby letters of credit which were effective during the period January 1, 1999 through March 31, 1999:

      (a) On February 25, 1998, a letter of credit in the face amount of $5,000,000 was issued by Citibank pursuant to the Citibank Credit Agreement to support GPU International's indemnity obligations under the Partnership Interest Purchase and Sale Agreement relating to the sale of a 50 percent interest in the Mid-Georgia Cogen, L.P. (Mid-Georgia) project to a subsidiary of Sonat Energy Services Company (Sonat). The letter of credit is scheduled to expire on December 31, 1999.

      (b) On June 1, 1998, the date upon which Mid-Georgia commenced commercial operation, GPU International provided a $319,500 letter of credit on behalf of its 50 percent ownership interest in Mid-Georgia, which is guaranteed by GPU. The letter of credit is used to collateralize certain obligations of Mid-Georgia under its 30 year power purchase agreement with Georgia Power Company. The letter of credit is scheduled to expire on June 1, 1999. Upon expiration, Mid-Georgia is required by the power purchase agreement to replace this letter of credit annually during the term of the agreement. GPU International's obligation under the letter of credit escalates to a maximum of $4.5 million and then decreases over the remaining term of the power purchase agreement.

           In addition, the following guarantees were outstanding during the period January 1, 1999 through March 31, 1999:

      (a) GPU has guaranteed up to $12.4 million in connection with the Termobarranquilla (TEBSA) project in Colombia. This guarantee expires upon the conversion of a construction loan for the TEBSA project to a term loan, which is planned to occur by mid-1999, and is replaced with a $21.3 million guarantee that expires four years from the conversion date.

      (b) GPU International has guaranteed the obligations of GPUI Colombia Ltd., and International Power Advisors, Inc. (the Operators), each of which are subsidiaries of GPU Power, Inc. (GPU Power), which is a wholly-owned subsidiary of GPU, under the operations and maintenance agreement (O&M Agreement) in the TEBSA project. The liability of the Operators under the O&M Agreement is limited to $5 million.

      (c) GPU guaranteed payments to General Electric Capital Corporation of amounts up to the lesser of six months average rent (approximately $8.1 million) or $10 million, to the extent Lake Cogen, Ltd. fails to pay rent when due under the terms of the project lease or chooses not to renew the lease after its initial 11-year term.
                                        5

      (d) GPU International has guaranteed the obligations of its wholly owned subsidiary, EI Fuels Corporation (EI Fuels), under the Natural Gas Facilities Agreement (Facilities Agreement). Pursuant to the guarantee, GPU International has guaranteed the payments of EI Fuels to the City of Warner Robins (the City) for (a) Fixed Monthly Lease Charge and (b) any and all extensions, renewals, modifications, amendments or substitutions of the foregoing. The Fixed Monthly Lease Charge is $24,000, subject to reduction in certain circumstances, for a term of 31 years from June 1, 1998 (approximately $8,928,000). GPU International and Sonat have each assumed 50% of this obligation.

5. Services obtained from associated companies
           Services obtained from GPU Service, Inc. consisted of (i) administrative, internal auditing, accounting and risk management services; (ii) information services and telecommunications services, and (iii) pension administration services. The total dollar value of such services provided to GPU International during the period January 1, 1999 through March 31, 1999 was $278,164.

6.    Services provided to associated companies
           A description of services provided by GPU International to associate companies during the period January 1, 1999 through March 31, 1999 will be filed separately under a request for confidential treatment under Rule 104(b).

7. Investments by GPU in Qualifying Facilities, Exempt Wholesale Generators and Foreign Utility Companies, and Percentage of Equity Ownership

           Set forth below is a summary of the direct or indirect investments as defined in SEC Rule 53(a) by GPU, as of March 31, 1999 in qualifying facilities
(QFs), exempt wholesale generators (EWGs) and foreign utility companies (FUCOs), as well as the percentage of equity ownership.


                         GPU's      GPU's %  Owners not affiliated with GPU
                FUCO,  Investment   Equity   ---------------------------------
Associate       QF or  at 3/31/99   Owner-                             Type of
Company         EWG     ($000)      ship     Name of Entity            Entity
-------         ---     ------      ----     --------------            ------

Qualifying Facilities:

Prime Energy,    QF    $9,206       50%    Prudential Insurance        Domestic
LP                                           Company of America

OLS Power,       QF        -         1%    Prudential Insurance        Domestic
LP                                           Company of America


Lake Cogen Ltd.  QF    20,473     49.9%    Lake Interest               Domestic
                                             Holdings Inc.
                                           New Lake Corp.                 "

Project Orange   QF     2,978        4%    G.A.S. Orange
Associates, LP                               Partners, LP              Domestic
                                           NCP Syracuse Inc.              "
                                           Syracuse Orange
                                             Partners, LP                 "


Pasco            QF    17,241     49.9%    DCC Project Finance         Domestic
Cogen, Ltd.                                  Ten Inc.
                                           PAS Power Company              "
                                           Pasco Int. Holding, Inc.       "
                                           Pasco Project Investment       "
                                           Partnership  LP

Aggregate             -------
Investment in QFs *   $49,898
                      -------

               FUCO,    GPU's       GPU's %   Owners not affiliated with GPU
                QF    Investment    Equity    --------------------------------
Associate       or     at 3/31/99   Owner-                             Type of
Company         EWG     ($000)      ship      Name of Entity            Entity
-------         ---    -------      ----      --------------            ------


Exempt Wholesale Generators and Foreign Utility Companies:

Mid-Georgia      EWG &  13,319      50%    Sonat Energy                Domestic
Cogen, LP        QF                        Services Company

NCP Houston      EWG     7,196*    100%    Not Applicable                N/A
Power, Inc.

Onondaga         EWG &     _       100%    Not Applicable                N/A
Cogen, LP        QF

Selkirk Cogen    EWG &  10,488      19%    JMC Selkirk, Inc.           Domestic
Partners, LP     QF                        Cogen Technologies            "
                                             Selkirk GP, Inc.
                                           Cogen Technologies            "
                                           Selkirk LP
                                           JMCS I Investors, LP          "

NCP Perry, Inc.  EWG    10,026*    100%    Not Applicable                N/A

Empresa          EWG    33,000      50%    Cititrust (Bahamas)         Foreign
Guaracachi S.A.                                   Limited

Guaracachi       EWG   $35,960*    100%    Not Applicable                N/A
America, Inc.

GPU Power, Inc.  EWG   100,211*    100%    Not Applicable                N/A

EI International EWG       190*    100%    Not Applicable                N/A

GPUI Colombia,   EWG       158*    100%    Not Applicable                N/A
Ltda.

Victoria         FUCO  145,945*    100%    Not Applicable                N/A
Electric Inc.

Midlands         FUCO  593,937      50%    Cinergy Corp.               Domestic
Electricity plc

GPU PowerNet     FUCO  498,448     100%    Not Applicable                N/A
Pty. Ltd.

GPU Australia    FUCO  110,795*    100%    Not Applicable                N/A
Holdings, Inc.


                 FUCO, GPU's        GPU's %  Owners not affiliated with GPU
                 QF    Investment   Equity   -----------------------------
Associate        or    at 3/31/99   Owner-                             Type of
Company          EWG    ($000)      ship     Name of Entity            Entity
-------          ---   -------      ----     --------------            ------

----------------------------------------------------------------------

Austran Holdings FUCO  248,240*    100%      Not Applicable             N/A
Inc.

Termobarran-
quilla           EWG    77,265      29%      ABB Energy Ventures,      Foreign
S.A.                                            Inc.
                                             Lancaster Steel              "
                                             Distral Group                "
                                             Corporation Electrica        "
                                             De la Costa Atlantica

EI Barran-
quilla,          EWG    28,405*    100%        Not Applicable            N/A
Inc.

Barranquilla     EWG        85*    100%        Not Applicable            N/A
Lease Holdings,
 Inc.

Los Amigos       EWG        12*    100%        Not Applicable            N/A
Leasing Company,
 Ltd.

GPU Power        EWG        _      100%        Not Applicable            N/A
Philippines, Inc.

EI Services      EWG       (90)*   100%        Not Applicable            N/A
Canada, Ltd.

EI Canada        EWG      (102)*   100%        Not Applicable            N/A
Holding, Ltd.

EI Brooklyn      EWG        -      100%        Not Applicable            N/A
Investment, Ltd.

EI Brooklyn      EWG        -      100%        Not Applicable            N/A
Power, Ltd.

International Power
Advisors, Inc.   EWG       337*    100%        Not Applicable            N/A


                FUCO,   GPU's       GPU's %   Owners not affiliated with GPU
                 QF    Investment   Equity    ------------------------------
Associate        or    at 3/31/99   Owner-                             Type of
Company          EWG   ($000)       ship       Name of Entity          Entity
-------          ---    -------     ----       --------------          ------

Exempt Wholesale Generators and Foreign Utility Companies (continued):

Empresa
Distribuidora
Electrica
Regional,S.A.   FUCO   370,751      100%        Not Applicable           N/A
                     ---------

Aggregate
Investment
in EWGs & FUCOs *   $1,597,208
                    ----------

Total
Aggregate
Investment in QFs,
EWGs & FUCOs *      $1,647,106
                     =========
                                        9

(*) GPU's aggregate investment does not include the items shown with asterisks in order to avoid duplication.

      As of March 31, 1999, GPU also owned, directly or indirectly, a 100% interest in each of the following EWGs, in which its aggregate investment did not exceed $10,000: GPU Power Ireland, Inc.; GPU International Asia, Inc.; Austin Cogeneration Corporation; Austin Congeneration Partners, L.P.; and Hanover Energy Corporation.

8. During the period January 1, 1999 through March 31, 1999 there was no intellectual property provided to GPU International by any associate company, or provided by GPU International to any associate company.

      In accordance with Orders dated July 6, 1995 and March 6, 1996 in SEC File No. 70-8593, and in addition to the reimbursement agreements described in item 4 above, the following is reported:


1.    Financial Statements
      A copy of GPU Capital, Inc. (GPU Capital) and GPU Power's unaudited Consolidated Balance Sheets as of March 31, 1999 and unaudited Consolidated Statements of Operations for the twelve months ended March 31, 1999 will be filed separately under a request for confidential treatment pursuant to Rule 104(b).

      On October 8, 1998, GPU Capital was incorporated to secure
                                       10
financing to prepay indebtness of certain subsidiaries of GPU Electric, Inc. (GPU Electric), and for working capital purposes including investments and acquisitions. GPU made a capital contribution to GPU Capital of all of the issued and outstanding common stock of GPU Electric, which then became a wholly-owned subsidiary of GPU Capital. GPU Capital became a wholly-owned subsidiary of GPU. The transaction between GPU and GPU Capital was accounted for in a manner consistent with a transfer of entities under common control. Accordingly, the unaudited Consolidated Statement of Operations of GPU Capital include the results of operations of GPU Electric as if the transaction had occurred on April 1, 1998.

      GPU Capital and GPU Electric will develop, own, operate and fund the acquisition of transmission and distribution systems outside the United States and will be referred to as "GPU Electric".

2.    Investments in Exempt Entities
      In December 1998, GPU Capital entered into a $1 billion commercial paper program to, among other things, finance investments in EWGs and FUCOs. A $1 billion credit facility is in place as a backstop facility to support the commercial paper program. The commercial paper issued by GPU Capital is guaranteed by GPU. As of March 31, 1999, there was $705 million outstanding under this commercial paper program.

      On March 9, 1999, GPU Electric acquired Empresa
                                       11

Distribuidora Electrica Regional, S.A. (Emdersa), an Argentine holding company, for $433 million. The acquisition was financed through the issuance of commercial paper by GPU Capital and a $50 million capital contribution from GPU.

      On November 6, 1997, GPU Electric acquired the business of PowerNet Victoria (PowerNet), which was renamed GPU PowerNet, from the State of Victoria, Australia for Australian $2.6 billion (approximately U.S. $1.9 billion). The PowerNet acquisition was financed through: (1) a senior debt facility of Australian $1.9 billion (approximately U.S. $1.4 billion), which is non-recourse to GPU; (2) a five year U.S. $450 million bank credit agreement which is guaranteed by GPU; and (3) an equity contribution of U.S. $50 million from GPU.

      GPU Electric (through its investment in Austran Holdings, Inc. (Austran)) entered into the Australian $1.9 billion facility agreement (Facility Agreement) with Chase Securities Australia Limited, Dresdner Australia Limited, and J.P. Morgan Australia Securities Limited. The Facility Agreement is guaranteed by GPU PowerNet and provides for interest at the Australian dollar bill discount rate as specified in the Facility Agreement. As of March 31, 1999, Australian $1.4 billion, (approximately U.S. $915 million) was outstanding under this Facility Agreement.

      In August 1998, Austran entered into an Australian $500 million revolving commercial paper program. PowerNet has guaranteed Austran's obligations under this program.
                                       12

As of March 31, 1999, Austran had outstanding approximately Australian $443 million (approximately U.S. $281 million) under the commercial paper program to refinance the maturing portion of the Facility Agreement used to finance the PowerNet acquisition. These borrowings have been classified as noncurrent on the Consolidated Balance Sheet of GPU Capital, Inc. and Subsidiaries since it is management's intent to reissue the commercial paper on a long-term basis. A backstop facility in the amount of Australian $500 million is in place to provide liquidity support under Austran's commercial paper program in the Australian capital markets in the event of an actual or sustained market disruption.

      GPU Electric (through its investment in GPU Australia Holdings, Inc.) entered into a $450 million bank credit agreement (Credit Agreement) with Chase Manhattan Bank, as agent for a lending institution consortium. The Credit Agreement provides for incremental borrowings consisting of several competitive advances from participating banks or simultaneous advances of the same type (Adjusted Base Rate Advance or Eurodollar Rate Advance) at the GPU Australia Holdings, Inc.'s discretion.

      Interest for the Adjusted Base Rate Advance is calculated at the higher of Chase Manhattan's base rate or the Federal Funds rate plus 1/2%, payable quarterly. Interest for the Eurodollar Rate Advances is calculated at the London Interbank Offering Rate (LIBOR) plus an applicable margin ranging from 0.20% to 1.25%, payable on the last day of the interest period.
                                       13

      Borrowings under the Credit Agreement are repayable annually on each anniversary of the acquisition date in increments of $90 million with the final payment due in November 2002 with the option to prepay any amounts without penalty. As of March 31, 1999, $350 million of such borrowings were outstanding under the Credit Agreement.

      In connection with the acquisition of Midlands Electricity plc (Midlands) discussed in Item 3 below, EI UK Holdings, Inc. (EI UK) entered into a term loan agreement (the Term Loan) and borrowed approximately pounds sterling 342 million (U.S. $586 million) through a GPU guaranteed five-year bank term loan facility terminating on May 6, 2001. EI UK invested such funds in Midlands through Avon Energy Partners Holdings (Holdings). In January 1999, EI UK repaid all outstanding borrowings, pounds sterling 225 million (U.S. $373 million), under the Term Loan with proceeds from commercial paper issued by GPU Capital. The Term Loan agreement was terminated.

3.    Description of Exempt Entities in Which There are Funds Invested

Mid-Georgia Cogen, L.P.
      Through NCP Houston Power, Inc. and NCP Perry, Inc., GPU International owns a 1% general partnership interest and a 49% limited partnership interest in Mid-Georgia, a 300 megawatt (MW) cogeneration facility located in Kathleen, Georgia which was placed into commercial operation in June 1998. The facility
                                       14
sells substantially all of its steam output for use in an adjacent industrial facility and substantially all of its electrical output to Georgia Power Company, although Mid-Georgia has the option to sell power to other wholesale parties subject to the receipt of necessary third party consent.

Onondaga Cogeneration, L.P.
      Onondaga is a limited partnership organized to construct, own and operate an 80 MW cogeneration facility in Geddes, New York. The facility was placed into commercial operation in December 1993 and sells substantially all of its steam output for use in an adjacent industrial facility and its electrical output to Niagara Mohawk Power Corporation. GPU International, through its wholly-owned subsidiaries Geddes Cogeneration Corporation and Geddes II Corporation, owns a 1% general partnership interest and 99% limited partnership interest in Onondaga.

Selkirk Cogen Partners, L.P. (Selkirk)
      Selkirk   owns  and   operates   two  natural   gas-fired   combined-cycle
cogeneration facilities located in Bethlehem, New York: a 79.9 MW facility and a 270 MW facility.

Empresa Guaracachi, S.A.
      In July 1995, GPU Power, through Guaracachi America, Inc. acquired from the Bolivian Government a 50% interest in Empresa Guaracachi, S.A.(EGSA), an electric generating company having an aggregate capacity of 216 MW of natural gas-fired and oil-fired generation for $47 million. The facilities are located in
                                       15

Bolivia in and around the cities of Santa Cruz, Sucre and Potosi with their total capacity representing approximately one-third of Bolivia's generation capacity. In accordance with the acquisition agreement, ninety percent of GPU Power's purchase price is to be used solely by the year 2002 to expand EGSA's generating facilities to meet Bolivia's growing demand.

      In July 1998, EGSA entered into a contract to proceed with the construction of a nominal 122 MW capacity expansion project on a turnkey basis. The total project cost is expected to be $65 million and will be financed with approximately $40 million in equity from the original EGSA purchase price with the remaining funds to be raised from non-recourse debt. The project is expected to commence commercial operation in June 1999.

Termobarranquilla, S.A.
      In October 1995, GPU Power, through EI Barranquilla, Inc., acquired a 29% interest in Termobarranquilla, S.A., Empresa de Servicios Publicos (TEBSA), which consists of a 120 MW gas-fired generating plant and a newly constructed 770 MW gas-fired plant located near Barranquilla, Colombia. Electricity generated by these plants is sold to Corporacion Electrica de la Costa Atlantica under a long-term (20.5 years) contract.

Barranquilla Lease Holdings, Inc. and Los Amigos Leasing Company, Ltd.
      Barranquilla Lease Holdings, Inc., a subsidiary of GPU Power, through its wholly-owned subsidiary Los Amigos Leasing
                                       16

Company, Ltd. (Leaseco), owns and leases to TEBSA equipment comprised in the 770 MW plant constructed and operated by TEBSA. The lease provides for TEBSA to make monthly lease payments to Leaseco through October 2010.


Midlands Electricity plc
      In May, 1996, GPU and Cinergy Corporation (Cinergy) formed Avon Energy Partners plc (Avon), a wholly-owned subsidiary of Holdings. Holdings is a 50/50 joint venture which acquired Midlands, an English regional electric company. GPU's 50 percent interest in Holdings is held by EI UK, a wholly-owned subsidiary of GPU Electric.

      In addition to the amount invested by EI UK, Holdings borrowed approximately pounds sterling 1.1 billion (U.S. $1.8 billion) through a non-recourse term loan and revolving credit facility to provide for the balance of the acquisition price.

      Midlands distributes and supplies electricity to 2.3 million customers in England in an area with a population of five million. Midlands also owns a generation business that produces electricity domestically and internationally. In December 1998, GPU Electric and Cinergy agreed to the sale of the supply business of Midlands to National Power plc (National Power). National Power will acquire, subject to United Kingdom regulatory approval, all of the assets of Midlands' supply business and assume its liabilities, including obligations under all of
                                       17

Midlands' power purchase agreements, for U.S. $300 million (U.S. $150 million for GPU's share) plus an adjustment for working capital at financial closing, which is expected to be in the second quarter of 1999. National Power will acquire the business which purchases, markets and supplies electricity to customers while GPU Electric and Cinergy will continue to own and operate Midlands' distribution lines, substations and other businesses.

PowerNet
      PowerNet   owns  and  operates  the  existing   high-voltage   electricity
transmission  system  in  the  State  of  Victoria,   Australia.   The  PowerNet
transmission system serves all of Victoria covering an area of approximately 87,900 square miles and a population of approximately 4.5 million.

Emdersa
      Emdersa owns three electric distribution companies that serve three provinces in northwest Argentina. The three distribution companies serve approximately 335,000 customers throughout a service territory of approximately 322,000 square kilometers. The provinces have a population of about 1.5 million people.

4.    Services Obtained From Associated Companies
      GPU Energy provided administrative services to GPU International Australia in the amount of $878,586 for the three months ended March 31, 1999 in support of operations and management activities.
                                       18

      GPU Service, Inc. provided administrative services to GPU Power in the amount of $11,438 and to GPU Electric in the amount of $30,197 for the three months ended March 31, 1999, in support of operations and management activities.

5.    Services Provided to Associated Companies
      A description of services provided by GPU Electric and GPU Power to associate companies during the period January 1, 1999 through March 31, 1999 will be filed separately under a request for confidential treatment under Rule 104(b).
      In accordance with the Commission's Order dated November 5, 1997 in SEC File No. 70-8593, the following is reported:
      a) GPU's aggregate investment includes all amounts invested, or committed to be invested, in foreign utility companies (FUCOs) and exempt wholesale generators (EWGs), for which there is recourse, directly or indirectly, to the registered holding company. Accordingly, GPU Inc.'s aggregate investment as of March 31, 1999 is as follows:
                                                      (In Thousands)
                                                      --------------
FUCOs
-----
Midlands Electricity plc                              $   593,937
GPU PowerNet PTY., Ltd.                                   498,448
Empresa Distribuidora Electrica Regional, S.A.            370,751
                                                          -------
      Subtotal                                          1,463,136
                                                        ---------

EWGs
----
Mid-Georgia Cogen, L.P.                                    13,319
Selkirk Cogen, L.P.                                        10,488

Termobarranquilla, S.A.                                    77,265
Empresa Guaracachi, S.A.                                   33,000
                                                           ------
      Subtotal                                            134,072
                                                          -------
      Aggregate Investment in FUCOs and EWGs           $1,597,208
                                                        =========

      b)   As of March 31, 1999
           (In Thousands)
           GPU's Aggregate Investment in FUCOs and EWGs $1,597,208

Aggregate Investment as a Percentage of GPU, Inc. and Subsidiary Companies:
---------------------------------------------------------------------------

Total capitalization                   $ 9,056,399           17.6%
Net utility plant                      $ 6,727,927           23.7%
Total consolidated assets              $16,934,022            9.4%
Market value of common equity          $ 4,733,697           33.7%

      c)   GPU, Inc. and Subsidiary Companies
           Consolidated Capitalization Ratios as of March 31, 1999
           (In Thousands)
                                           Amount               %
                                           -----             ----
Common equity                           $3,602,116           40.0
Cumulative preferred stock                 126,741            1.0
Subsidiary-obligated mandatorily
  redeemable preferred securities          330,000            4.0
Long-term debt                           4,765,164           53.0
Notes payable                              232,378            2.0
                                         ---------            ---
      Total capitalization              $9,056,399          100.0%
                                         =========         ======

      d) Market-to-book ratio of GPU, Inc. and Subsidiary Companies common stock at March 31, 1999:

Closing Market Price per Share                        $ 37.3125
Book Value per Share                                  $ 28.35
Market-to Book Ratio of Common Stock                   131.6%



      e)   Analysis of Growth in Retained Earnings for GPU, Inc.
           and Subsidiary Companies:

                                                    (In Thousands)
                                                   --------------

Retained Earnings as of  3/31/99                  $   2,421,140
Retained Earnings as of 12/31/98                      2,230,425
                                                      ---------
Growth in Retained Earnings                       $     190,715
                                                      =========

Analysis of Growth in Retained Earnings:
Income (loss) contribution from GPU Energy companies           $    148,349
Income (loss) contribution from FUCOs/EWGs/Project
Parents                                                              38,891
Income (loss) contribution from other GPUI Group
investments                                                           3,801
Income (loss) contribution from other GPU Advanced
Resources                                                             1,681
GPU, Inc. expenses                                                   (2,003)
Cash dividends declared on Common Stock                                 -
Other adjustments                                                        (4)
                                                                  ---------
Growth in Retained Earnings                                     $   190,715
                                                                   ========

      f) Statements of operations for the periods ended March 31, 1999 for each of the Project Parents and Exempt Entities, other than (1) Selkirk Cogen Partners, L.P. which is incorporated by reference to Selkirk's March 31, 1999 Form 10-Q, (2) NCP Houston Power, Inc. and (3) Mid-Georgia Cogen, L.P. which are both incorporated by reference to Form U-9C-3 for the three months ended March 31, 1999 each filed previously with the SEC.

                                    SIGNATURE
                                    ---------

PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANIES HAVE DULY CAUSED THIS CERTIFICATE TO BE SIGNED ON THEIR BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.
                                    GPU, Inc.


                                       By: /s/ T. G. Howson
                                          -------------------------
                                           T.G. Howson
                                           Vice President and Treasurer


                                       GPU International, Inc.


                                       By: /s/ R. L. Wise
                                           -------------------------
                                           R.L. Wise
                                           President








Date: June 18, 1999